                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                            North Coast Energy, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   658649 10 8
                    -----------------------------------------
                                 (CUSIP Number)

          Walter M. Epstein, Esq., Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
- -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 28, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP NO. 658649 10 8



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          LOMAK PETROLEUM, INC.
          EIN - 34-131257
- -------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /x/
- -------------------------------------------------------------------------------
   3      SEC USE ONLY
- -------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          BK, WC and OO
- -------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 / /
- -------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
- -------------------------------------------------------------------------------
              NUMBER OF     7   SOLE VOTING POWER     5,564,606 (1)
                SHARES                           ------------------------------
             BENEFICIALLY   8   SHARED VOTING POWER  0
                OWNED BY                            ---------------------------
                 EACH       9   SOLE DISPOSITIVE POWER  5,564,606 (1)
               REPORTING                              -------------------------
                PERSON     10   SHARED DISPOSITIVE POWER  0
                 WITH                                      --------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,564,606 (1)
- -------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /
- -------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    58.2%
- -------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                                      CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) INCLUDES 4,051,599 SHARES OF NORTH COAST ENERGY, INC. ("NORTH COAST") COMMON STOCK, WARRANTS CURRENTLY EXERCISABLE TO ACQUIRE 500,000 SHARES OF NORTH COAST COMMON STOCK, 1,000,000 SHARES OF NORTH COAST COMMON STOCK ISSUABLE UPON CONVERSION OF AN 8% CONVERTIBLE SUBORDINATED NOTE AND 13,007 SHARES OF NORTH COAST COMMON STOCK ISSUABLE UPON CONVERSION OF NORTH COAST SERIES A PREFERRED STOCK.

                                        2


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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"). The principal executive offices of North Coast are located at 5311 Northfield Road, Suite 320, Cleveland, Ohio 44146-1135.

ITEM 2.  IDENTITY AND BACKGROUND

         The information set forth below is given with respect to Lomak Petroleum, Inc., a Delaware corporation ("Lomak"), the reporting person of this statement, and each director and executive officer of Lomak. Column (a) indicates the name of each person; column (b) indicates the business address of each person; column (c) indicates each person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or its principal business, as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates the citizenship of such person, if applicable.

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

==================================================================================================================================
       (a)                      (b)                                     (c)                           (d)    (e)        (f)
==================================================================================================================================
Lomak Petroleum, Inc.    500 Throckmorton Street            Lomak is engaged in the oil and gas       No      No    Delaware
                         Suite 2104                         business.                                               Corporation
                         Fort Worth, TX  76102
- ----------------------------------------------------------------------------------------------------------------------------------
Thomas J. Edelman        500 Throckmorton Street            Thomas J. Edelman holds the office of     No      No    United States
                         Suite 2104                         Chairman and is Chairman of the Board
                         Fort Worth, TX  76102              of Directors. Mr. Edelman joined the
                                                            Company in 1988 and served as its Chief
                                                            Executive Officer until 1992. Since
                                                            1981, Mr. Edelman has been a director
                                                            and President of Snyder Oil Corporation
                                                            ("SOCO"). In 1996, Mr. Edelman was
                                                            appointed Chairman and Chief Executive
                                                            Officer of Patina Oil and Gas
                                                            Corporation, an affiliate of SOCO.
                                                            Prior to 1981, Mr. Edelman was a Vice
                                                            President of The First Boston
                                                            Corporation. From 1975 through 1980,
                                                            Mr. Edelman was with Lehman Brothers
                                                            Kuhn Loeb Incorporated. Mr. Edelman
                                                            received his Bachelor of Arts Degree
                                                            from Princeton University and his
                                                            Masters Degree in Finance from Harvard
                                                            University's Graduate School of
                                                            Business Administration. Mr. Edelman is
                                                            also a director of Petroleum Heat &
                                                            Power Co., Inc., a Connecticut based
                                                            fuel oil distributor, Star Gas
                                                            Corporation, a private company which
                                                            distributes propane gas, and Command
                                                            Petroleum Limited, an international
                                                            exploration and production company
                                                            affiliated with SOCO.
- ----------------------------------------------------------------------------------------------------------------------------------
John H. Pinkerton        500 Throckmorton Street            John H. Pinkerton, President, Chief       No      No    United States
                         Suite 2104                         Executive Officer and a Director,
                         Fort Worth, TX  76102              joined the Company in 1988. He was
                                                            appointed President in 1990 and Chief
                                                            Executive Officer in 1992. Previously,
                                                            Mr. Pinkerton was Senior Vice
                                                            President-Acquisitions of SOCO. Prior
                                                            to joining SOCO in 1980, Mr. Pinkerton
                                                            was with Arthur Andersen & Co. Mr.
                                                            Pinkerton received his Bachelor of Arts
                                                            Degree in Business Administration from
                                                            Texas Christian University and his
                                                            Master of Arts Degree in Business
                                                            Administration from the University of
                                                            Texas.



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

==================================================================================================================================
       (a)                      (b)                                     (c)                           (d)    (e)        (f)
==================================================================================================================================
Robert E. Aikman                 500 Throckmorton Street    Robert E. Aikman, a Director,             No      No    United States
                                 Suite 2104                 joined the Company in 1990. Mr. Aikman
                                 Fort Worth, Tx 76102       has more than 40 years experience in
                                                            petroleum and natural gas exploration
                                                            and production throughout the United
                                                            States and Canada. From 1984 to 1994 he
                                                            was Chairman of the Board of Energy
                                                            Resources Corporation. From 1979
                                                            through 1984, he was the President and
                                                            principal shareholder of Aikman
                                                            Petroleum, Inc. From 1971 to 1977, he
                                                            was President of Dorchester Exploration
                                                            Inc., and from 1971 to 1980, he was a
                                                            Director and a Member of the Executive
                                                            Committee of Dorchester Gas
                                                            Corporation. Mr. Aikman is also
                                                            Chairman of the Provident Trade
                                                            Company, President of EROG, Inc., and
                                                            President of The Hawthorne Company, an
                                                            entity which organizes joint ventures
                                                            and provides advisory services for the
                                                            acquisition of oil and gas properties,
                                                            including the financial restructuring,
                                                            reorganization and sale of companies.
                                                            He was President of Enertec Corporation
                                                            which was reorganized under Chapter 11
                                                            of the Bankruptcy Code in December
                                                            1994. In addition, Mr. Aikman is a
                                                            director of the Panhandle Producers and
                                                            Royalty Owners Association and a member
                                                            of the Independent Petroleum
                                                            Association of America, The Texas
                                                            Independent Producers and Royalty
                                                            Owners Association and American
                                                            Association of Petroleum Landmen. Mr.
                                                            Aikman graduated from the University of
                                                            Oklahoma in 1952.
- ----------------------------------------------------------------------------------------------------------------------------------
Allen Finkelson                  500 Throckmorton Street    Allen Finkelson was appointed a           No      No    United States
                                 Suite 2104                 Director in January 1994. Mr. Finkelson
                                 Fort Worth, TX  76102      has been a partner at Cravath, Swaine &
                                                            Moore since 1977, with the exception of
                                                            the period from September 1983 through
                                                            August 1985, when he was a managing
                                                            director of Lehman Brothers Kuhn Loeb
                                                            Incorporated. Mr. Finkelson was first
                                                            employed by Cravath, Swaine & Moore as
                                                            an associate in 1971. Mr. Finkelson
                                                            received his Bachelor of Arts Degree
                                                            from St. Lawrence University and his
                                                            Doctor of Laws Degree from Columbia
                                                            University School of Law.
- ----------------------------------------------------------------------------------------------------------------------------------
Anthony V. Dub                   500 Throckmorton Street    Anthony V. Dub was elected to             No      No    United States
                                 Suite 2104                 serve as a director of the Company in
                                 Fort Worth, TX  76102      1995. Mr. Dub is Managing
                                                            Director--Senior Advisor of CS First
                                                            Boston, an international investment
                                                            banking firm with headquarters in New
                                                            York City. Mr. Dub joined CS First
                                                            Boston in 1971 and was named a Managing
                                                            Director in 1981. Mr. Dub received his
                                                            Bachelor of Arts Degree from Princeton
                                                            University in 1971.
- ----------------------------------------------------------------------------------------------------------------------------------
Ben A. Guill                     500 Throckmorton Street    Ben A. Guill was elected to serve         No      No    United States
                                 Suite 2104                 as a director of the Company in 1995.
                                 Fort Worth, TX  76102      Mr. Guill is Partner and Managing
                                                            Director of Simmons & Company
                                                            International, an investment banking
                                                            firm located in Houston, Texas focused
                                                            exclusively on the oil service and
                                                            equipment industry. Mr. Guill has been
                                                            with Simmons & Company since 1980.
                                                            Prior to joining Simmons & Company, Mr.
                                                            Guill was with Blyth Eastman Dillon &
                                                            Company from 1978 to 1980. Mr. Guill
                                                            received his Bachelor of Arts Degree
                                                            from Princeton University and his
                                                            Masters Degree in Finance from the
                                                            Wharton Graduate School of Business at
                                                            the University of Pennsylvania.



==================================================================================================================================
       (a)                      (b)                                     (c)                           (d)     (e)        (f)
==================================================================================================================================
C. Rand Michaels                 500 Throckmorton Street    C. Rand Michaels, who holds the            No      No    United States
                                 Suite 2104                 office of Vice Chairman and is a
                                 Fort Worth, TX             Director, served as President and Chief
                                                            Executive Officer of the Company from
                                                            1976 through 1988 and Chairman of the
                                                            Board from 1984 through 1988, when he
                                                            became Vice Chairman. Mr. Michaels
                                                            received his Bachelor of Science Degree
                                                            from Auburn University and his Master
                                                            of Business Administration Degree from
                                                            the University of Denver. Mr. Michaels
                                                            is also a director of American Business
                                                            Computers Corporation of Akron, Ohio, a
                                                            public company serving the beverage
                                                            dispensing and fast food industries.
- ----------------------------------------------------------------------------------------------------------------------------------
Jeffrey A. Bynum                 500 Throckmorton Street    Jeffrey A. Bynum, Vice President-Land and  No      No    United States
                                 Suite 2104                 Secretary, joined Lomak in 1985.
                                 Fort Worth, TX  76102      Previously, Mr. Bynum was employed by
                                                            Crystal Oil Company and Kinnebrew
                                                            Energy Group of Shreveport, Louisiana.
                                                            Mr. Bynum holds a Professional
                                                            Certification with American Association
                                                            of Petroleum Landmen and attended
                                                            Louisiana State University in Baton
                                                            Rouge, Louisiana and Centenary College
                                                            in Shreveport, Louisiana.
- ----------------------------------------------------------------------------------------------------------------------------------
Steven L. Grose                  500 Throckmorton Street    Steven L. Grose, Vice President--          No      No    United States
                                 Suite 2104                 Appalachia Region, joined the Company
                                 Fort Worth, TX  76102      in 1980. Previously, Mr. Grose was
                                                            employed by Halliburton Services, Inc.
                                                            as a Field Engineer from 1971 until
                                                            1974. In 1974, he was promoted to
                                                            District Engineer and in 1978, was
                                                            named Assistant District Superintendent
                                                            based in Pennsylvania. Mr. Grose is a
                                                            member of the Society of Petroleum
                                                            Engineers and a trustee of The Ohio Oil
                                                            and Gas Association. Mr. Grose received
                                                            his Bachelor of Science Degree in
                                                            Petroleum Engineering from Marietta
                                                            College.
- ----------------------------------------------------------------------------------------------------------------------------------
Chad L. Stephens                 500 Throckmorton Street    Chad L. Stephens, Vice President--         No      No    United States
                                 Suite 2104                 Midcontinent Region, joined the Company
                                 Fort Worth, TX  76102      in 1990. Previously, Mr. Stephens was a
                                                            landman with Duer Wagner & Co., an
                                                            independent oil and gas producer, since
                                                            1988. Prior thereto, Mr. Stephens was
                                                            an independent oil operator in Midland,
                                                            Texas for four years. From 1979 to
                                                            1984, Mr. Stephens was a landman for
                                                            Cities Service Company and HNG Oil
                                                            Company. Mr. Stephens received his
                                                            Bachelor of Arts Degree in Finance and
                                                            Land Management from the University of
                                                            Texas.
- ----------------------------------------------------------------------------------------------------------------------------------
Thomas W. Stoelk                 500 Throckmorton Street    Thomas W. Stoelk, Vice President--         No      No    United States
                                 Suite 2104                 Finance and Chief Financial Officer,
                                 Fort Worth, TX  76102      joined the Company in February 1994.
                                                            Mr. Stoelk is a Certified Public
                                                            Accountant and was a Senior Manager
                                                            with Ernst & Young LLP. Prior to
                                                            rejoining Ernst & Young LLP in 1986 he
                                                            was with Partners Petroleum, Inc. Mr.
                                                            Stoelk received his Bachelor of
                                                            Science Degree in Industrial Administration
                                                            from Iowa State University.
- ----------------------------------------------------------------------------------------------------------------------------------
Danny M. Sowell                  500 Throckmorton Street    Danny M. Sowell, Vice President--Gas       No      No    United States
                                 Suite 2104                 Management, joined the Company in 1996.
                                 Fort Worth, TX  76102      Previously, Mr. Sowell was Chief
                                                            Executive Officer and President of Jay
                                                            Gas marketing, which Lomak acquired May
                                                            1, 1996. Prior to starting Jay Gas, Mr.
                                                            Sowell was Director of Marketing for
                                                            Oklahoma Gas & Electric Company's gas
                                                            subsidiary. Mr. Sowell received his
                                                            Master and Bachelor of Science Degrees
                                                            in Mathematics from Lamar University.



==================================================================================================================================
       (a)                      (b)                                     (c)                            (d)    (e)        (f)
==================================================================================================================================
John R. Frank                    500 Throckmorton Street    John R. Frank, Controller and              No      No    United States
                                 Suite 2104                 Chief Accounting Officer, joined
                                 Fort Worth, TX  76102      the Company in 1990. From 1989 until he
                                                            joined Lomak in 1990, Mr. Frank was
                                                            Vice President-- Finance of Appalachian
                                                            Exploration, Inc. Prior thereto, he
                                                            held the positions of Internal Auditor
                                                            and Treasurer with Appalachian
                                                            Exploration, Inc. beginning in 1977.
                                                            Mr. Frank received his Bachelor of Arts
                                                            Degree in Accounting and Management
                                                            from Walsh College and attended
                                                            graduate studies at the University of
                                                            Akron.
- ----------------------------------------------------------------------------------------------------------------------------------
Geoffrey T. Doke                 500 Throckmorton Street    Geoffrey T. Doke, Treasurer, joined the    No      No    United States
                                 Suite 2104                 Company in 1991. He was appointed
                                 Fort Worth, TX  76102      Treasurer in 1996. Previously, Mr. Doke
                                                            was employed by Edisto Resources
                                                            Corporation of Dallas, Texas. Mr. Doke
                                                            received his Bachelor of Business
                                                            Administration Degree in Finance and
                                                            International Business from Baylor
                                                            University and his Master of Business
                                                            Administration Degree from Case Western
                                                            Reserve University.
==================================================================================================================================


         Thomas J. Edelman, John H. Pinkerton, Robert E. Aikman, Allen Finkelson, Anthony V. Dub, Ben A. Guill, C. Rand Michaels, Jeffrey
A. Bynum, Steven L. Grose, Chad L. Stephens, Thomas W. Stoelk,
Danny M. Sowell, John R. Frank and Geoffrey T. Doke are collectively referred to herein as the "Lomak Executives."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds necessary for these purchases were obtained from cash and oil and gas properties on hand, operating cash flow and from Lomak's unsecured $250,000,000 revolving credit facility with several banks, with BankOne acting as agent for such banks. Such credit facility has an interest rate of Prime or LIBOR (as such terms are defined therein) plus .75% to 1.25% depending on the percent of the borrowing base drawn. Currently, the average interest rate is approximately 6.8%. The credit facility has covenants substantially similar to covenants in other credit facilities of this size made to companies in the oil and gas business.

ITEM 4.  PURPOSE OF TRANSACTION

         Lomak has acquired the shares of North Coast as an investment. Lomak will consider acquiring additional shares from time to time. Lomak intends to assist North Coast in enhancing the value of North Coast. Lomak intends to vote the North Coast Common Stock which it acquired in the transactions described in Item 5 below at the North Coast annual meeting for the election of two directors who are also officers of Lomak. Assuming these individuals are elected, they will constitute two of the six North Coast directors. Of the remaining four directors, the term of two of them will expire in 1997 and the term of the other two will expire in 1998.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to North Coast's most recent 10-Q, as of August 5, 1996, 8,040,699 shares of North Coast Common Stock were issued and outstanding. Prior to August 28, 1996, each of Lomak and the Lomak Executives "beneficially owned," within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), zero shares of North Coast Common Stock.

         As of September 6, 1996, the Lomak Executives "beneficially own," within the meaning of the Exchange Act, zero shares of North Coast Common Stock and Lomak "beneficially owns," within the meaning of the Exchange Act, 5,564,606 shares of North Coast Common Stock, representing an approximately 58.2% beneficial ownership interest in North Coast.

         During the sixty (60) days prior to August 28, 1996, neither the Lomak Executives nor Lomak effected any transaction in shares of North Coast Common Stock. On and subsequent to August 28, 1996, Lomak effected the transactions set forth below.

         Pursuant to an Agreement dated August 28, 1996 (the "NAGIT Agreement") among Lomak, NAGIT (USA) Inc. ("NAGIT") and North American Gas Investment Trust PLC, a copy of which is attached hereto as EXHIBIT 1, Lomak, for $25,000, acquired an option (the "NAGIT Option") to purchase 1,899,000 shares of North Coast Common Stock; a warrant to purchase 200,000 shares of North Coast Common Stock at an exercise price of $1.20 per share through June 12, 2000; a warrant to purchase 300,000 shares of North Coast Common Stock at an exercise price of $1.00 per share through June 12, 1998; an 8% Convertible Subordinated Note in the principal amount of $1,000,000 pursuant to a Loan Agreement dated as of June 13, 1995, between NAGIT and North Coast plus accrued interest thereon; and all rights of NAGIT under a Loan and Participation Agreement dated as of January 13, 1995 between NAGIT and North Coast, including, without limitation, a principal balance outstanding as of August 28, 1996 of $304,791, but specifically excluding the Overriding Royalty (collectively, "NAGIT's Interests").

         On September 3, 1996, Lomak exercised the NAGIT Option. On September 4, 1996, Lomak paid NAGIT $1,250,000 (including the $25,000 paid for the NAGIT Option) and acquired NAGIT's Interests.

         Pursuant to an agreement dated September 3, 1996 (the "Brocker Agreement") between Lomak and Bruce E. Brocker ("Brocker"), a copy of which is attached hereto as EXHIBIT 2, Lomak, for $735,000 in cash plus certain Lomak oil and gas property interests, acquired 2,152,599 shares of North Coast Common Stock and 5,655 shares of North Coast Series A Preferred Stock.

         No entity other than Lomak is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of North Coast Common Stock covered by this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the NAGIT Agreement and the Brocker Agreement, each of which is described in Item 5 above, there are no contracts, arrangements, understandings or relationships with respect to securities of North Coast between Lomak or the Lomak Executives and any other person or entity.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed as part of this statement on Schedule 13D:

                  1. Form of Agreement dated August 28, 1996 among Lomak Petroleum, Inc., NAGIT (USA) Inc. and North American Gas
         Investment Trust, PLC.

                  2. Form of Agreement dated September 3, 1996 between Lomak Petroleum, Inc. and Bruce E. Brocker.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1996

                                             LOMAK PETROLEUM, INC.

                                             By:  /s/  Thomas W. Stoelk
                                                ------------------------------
                                                  Thomas W. Stoelk
                                                  Vice President-Finance and
                                                  Chief Financial Officer